SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C   20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                     Old Republic International Corporation

                                (NAME OF ISSUER)

                          Common Stock, $1.00 Par Value

                         (TITLE OF CLASS OF SECURITIES)

                                   775707-102

                                  CUSIP NUMBER



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP NO. 775707-102

1.   NAME OF REPORTING PERSON
       S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       LASALLE NATIONAL BANK as Successor of LASALLE NATIONAL TRUST, N.A. (not in its individual or corporate capacity but solely as trustee (the "Trustee") of the Old Republic International Corporation Employees Savings and Stock Ownership Trust (the "Trust") (Tax Identification No. 36-1521370)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     Not applicable.
          (A)
          (B)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

       LaSalle National Bank is a national banking association organized under the laws of the United States.

  NUMBER OF    5.  SOLE VOTING POWER
   SHARES                2094 (as of 12/31/96)

BENEFICIALLY   6.  SHARED VOTING POWER

  OWNED BY               6,746,469 (as of 12/31/96)

    EACH       7.  SOLE DISPOSITIVE POWER

  REPORTING              2094 (as of 12/31/96

   PERSON      8.  SHARED DISPOSITIVE POWER

    WITH                 6,746,469 (as of 12/31/96)

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         6,748,563 (as of 12/31/96)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES

     Not applicable.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.75%

12.  TYPE OF REPORTING PERSON
          BK, EP


The filing of this Statement on Schedule 13G is made by LaSalle National Bank as trustee (the "Trustee") for the Old Republic International Corporation Employees Savings and Stock Ownership Trust (the "Trust") voluntarily and does not constitute, and should not be construed as, an admission that either the Trust or the Trustee beneficially owns any securities covered by this Statement or is required to file this Statement for the Trust and the Trustee. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.

Item 1(a) NAME OF ISSUER:

          The name of the issuer is Old Republic International Corporation (the "Issuer").

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          The address of the principal executive offices of the Issuer is 307 North Michigan Avenue, Chicago, Illinois 60601.


Item 2(a) NAME OF PERSON FILING:

          The person filing this Statement is the Trust and the Trustee.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          The address of the Trust and its principal place of business is c/o LaSalle National Bank, 135 South LaSalle Street, Chicago, Illinois 60603. The address of the Trustee is 135 South LaSalle Street, Chicago, Illinois 60603.

Item 2(c) CITIZENSHIP:

          LaSalle National Bank is a national banking association organized under the laws of the United States.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          The class of equity securities to which this Statement relates is the Common Stock of the Issuer.

Item 2(d) CUSIP NUMBER:

          The CUSIP number of the Common Stock is 775707-102.

Item 3    THE PERSON FILING THIS STATEMENT IS A:

          [b] [x] Bank as defined in Section 3(a)(6) of the Act.
          [f] [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") or Endowment Fund.

Item 4    OWNERSHIP

          (a)  Amount Beneficially Owned:  6,748,563<F1>

<F1>      Includes 32,575,883 shares of Series D Cumulative Convertible
          Preferred Stock which are convertible into Common Stock on a five-to-one basis. Of the 6,746,469 shares held by the Trust, 5,036,337 shares (relating to shares which may be issued upon the conversion of 25,181,683 shares of the issuer's Series D Cummulative Convertible Deferred Stock) are allocated to accounts of participants ("ESSOP Participants") of the Old Republic International Corporation Employees Savings and Stock Ownership Plan ("ESSOP") who can direct the Trustee as to how to vote those shares.

          (b)  Percent of Class:  6.75% (as of 12/31/96)

          (c)  Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote:

                                  2094

            (ii)   shared power to vote or to direct the vote:

                               6,746,469<F2>

           (iii)   sole power to dispose or direct the disposition of:

                                   2094

            (iv)   shared power to dispose or direct the disposition of:

                               6,746,469<F2>

<F2>      ESSOP Participants have the right to direct the Trustee in the voting of Common Stock and Series D Cumulative Convertible Preferred Stock allocated to their accounts on all matters required to be submitted to a vote of shareholders. If no directions are received as to the voting of allocated shares of Common Stock and Series D Cumulative Convertible Preferred Stock the Plan's Administration Committee will direct the Trustee to vote such shares as it sees fit. This statement also includes 196,717 shares of Common Stock which are held by another custodian under another ESSOP fund but for which the Trustee has voting power. Decisions as to purchases, dispositions or tenders of the Common Stock and Series D Cumulative Convertible Preferred Stock are generally directed by the Plan's Administration Committee, subject to the fiduciary responsibility of the Trustee. The filing of this
          Schedule 13G shall not be construed as an admission that the Reporting Person is, for the purposes of Section 1(d) and 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Subject to the terms and conditions of the Plan, ESSOP Participants are entitled to receive certain distributions or assets held by the Trust. Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock or Series D Cumulative Convertible Preferred Stock reflected in this Schedule 13G.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not applicable.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 12, 1997
                                   Date



                              LASALLE NATIONAL BANK (not in its individual or corporate capacity but solely as Trustee)

                              /s/ Jeffrey S. Schiedemeyer
                                      Signature
                              Jeffrey S. Schiedemeyer
                              Vice President
                                  Name/Title